NATIONAL AMERICAN UNIVERSITY 5301 S. Highway 16 | Rapid City, SD 57701

May 1, 2015

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	National American University Holdings, Inc.
Form 10-K for the year ended May 31, 2014
Response dated April 20, 2015
File No. 001-34751

Dear Mr. Spirgel:

National American University Holdings, Inc. (the “Company”) acknowledges receipt of the letter dated April 22, 2015 (the “Comment Letter”) of the Staff of the Division of Corporate Finance of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K.  As discussed with Staff Attorney Emily Drazan, the Company is working to respond to the Comment Letter, but will require additional time to consider and respond to the Staff’s comments.  Accordingly, the Company respectfully requests an extension until May 13, 2015 to respond to the Comment Letter.  Should you have any questions regarding the request made herein, please do not hesitate to contact me at (605) 721-5200 or our outside counsel, Inchan Hwang of Gray Plant Mooty, at (612) 632-3310.  Thank you very much for your assistance in this matter.

Very truly yours,

/s/ Ronald L. Shape
Ronald L. Shape, Ed. D.
Chief Executive Officer